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11017349

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SEC FILE NUMBER
8 - 66046

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SORRENTO PACIFIC FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 101
(No. And Street)

SAN DIEGO (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM (858) 530-4426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500 (Address) SAN DIEGO (City) CA (State) 92108 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORRENTO PACIFIC FINANCIAL, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Daniel Kilroy
Signature

CHIEF OPERATING OFFICER
Title

Shahpar Naghshineh 2-9-2011
Notary Public

SHAHPAR NAGHSHINEH
Commission # 1806575
Notary Public - California
San Diego County
My Comm. Expires Jul 15, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 699,979	$ 505,821
Receivables from clearing firms	184,334	216,664
Other assets and deposits	110,421	116,698
Total current assets	994,734	839,183
Client list, net (Note 9)	449,957	584,480
Deposits with clearing firms	30,000	30,000
Property and equipment, net	80,520	69,742
Total assets	$ 1,555,211	$ 1,523,405
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 22,476	$ 22,984
Accrued commissions	182,868	160,193
Due to affiliate	68,948	13,808
Earn-out obligation (Note 9)	119,604	169,506
Other accrued liabilities	79,099	57,642
Total current liabilities	472,995	424,133
Liabilities subordinated to the claims of general creditors	265,373	256,267
Total liabilities	738,368	680,400
COMMITMENTS AND CONTINGENCIES (Note 9)		
MEMBERS' CAPITAL	816,843	843,005
Total liabilities and members' capital	$ 1,555,211	$ 1,523,405

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commissions and clearing	$ 5,134,191	$ 3,391,970
Marketing assistance	42,453	29,655
Backoffice service and technology fees	299,889	223,522
Interest	27,609	88,023
Other	75,120	67,534
Total revenues	5,579,262	3,800,704
EXPENSES		
Commissions and clearing	4,131,663	2,922,635
Employee compensation and benefits	620,153	334,620
Outside services	400,706	229,051
Depreciation and amortization	153,015	103,021
Travel and entertainment	100,802	27,797
Advertising and market development	31,920	35,219
Licenses and registration fees	31,050	42,616
Office supplies and printing	25,250	17,564
Communication and technology	17,297	16,884
Interest	16,639	6,528
Meetings and conferences	12,192	13,607
Insurance	10,034	6,631
Occupancy	8,216	10,837
Tax fees	7,669	13,593
Other	5,485	2,451
Total expenses	5,572,091	3,783,054
NET INCOME	$ 7,171	$ 17,650

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Members' Capital	Accumulated Deficit	Total
Balance at December 31, 2008	$ 1,792,000	$ (1,416,645)	$ 375,355
Capital contribution	350,000	-	350,000
Membership interest issued in conjunction with acquisition of client list (Note 9)	100,000	-	100,000
Net income	-	17,650	17,650
Balance at December 31, 2009	2,242,000	(1,398,995)	843,005
Reduction in membership interest (Note 9)	(33,333)	-	(33,333)
Net income	-	7,171	7,171
Balance at December 31, 2010	$ 2,208,667	$ (1,391,824)	$ 816,843

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Balance at December 31, 2008	$ -
Additions	250,000
Accrued interest	6,267
Balance at December 31, 2009	256,267
Additions	-
Accrued interest	9,106
Balance at December 31, 2010	$ 265,373

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,171	$ 17,650
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	153,015	103,021
Accrued interest	9,106	6,267
(Increase) decrease in assets:		
Receivables from clearing firms	32,330	(189,299)
Other assets and deposits	6,302	(64,845)
(Decrease) increase in liabilities:		
Accounts payable	(508)	(45,445)
Accrued commissions	22,675	(9,642)
Earn-out obligation	86,271	-
Due to affiliate	55,140	(2,847)
Other accrued liabilities	21,457	5,529
Net cash provided by (used in) operating activities	392,959	(179,611)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(29,270)	(70,900)
Client list	-	(250,000)
Purchase of investments	(25)	19,728
Net cash used in investing activities	(29,295)	(301,172)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on liabilities subordinated to the claims of general creditors	-	250,000
Capital contribution	-	350,000
Paydown on earn-out obligation	(169,506)	(159,245)
Net cash (used in) provided by financing activities	(169,506)	440,755
Net increase (decrease) in cash and cash equivalents	194,158	(40,028)
Cash and cash equivalents at the beginning of the year	505,821	545,849
Cash and cash equivalents at the end of the year	$ 699,979	$ 505,821

The accompanying notes are an integral part of these financial statements.

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 7,533	$ -
Noncash investing and financing activities:		
Acquisition of client list in exchange for equity and earn-out obligation	$ -	$ 428,751
Reduction of membership interest	$ 33,333	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company provides broker-dealer and investment advisory services for community banks and independent registered representatives as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Marketing assistance, backoffice service and technology fees revenues are recorded during the period in which services are provided. Interest income is recorded on the accrual basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2010 and 2009, accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. During 2010, FDIC temporarily insures all noninterest-bearing transaction accounts through December 31, 2012. As of December 31, 2010, the Company had uninsured cash balances of $84,162. Management performs periodic evaluations of the relative credit standing of this institution. The Company has not sustained any material credit losses from this institution.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

At December 31, 2010 and 2009, the Company had commission and transaction related receivables of approximately 78% and 89% with a clearing firm, respectively.

For the year ended December 31, 2010, there were no customers that comprised more than 10% of commissions and clearing revenue. For the year ended December 31, 2009, the Company had a customer that comprised approximately 43% of commissions and clearing revenue.

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 320, *Investments-Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of members' capital.

Income Taxes

Upon its incorporation the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the members' individual income tax returns and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $7,700 and $13,600 within its tax fees in the statements of operations which represent the California Limited Liability Corporation fee paid by the Company in 2010 and 2009, respectively.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC No. 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC No. 740, the Company assesses the likelihood, based on their technical merits that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change As of December 31, 2010 and 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2010 and 2009, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Receivables from Clearing Firms

Receivables from clearing firms primarily consist of commission and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses and is based on historical write-off experience and specific facts.

Property and Equipment

Property, equipment and software are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

Fair Value Measurements

The carrying values of investments reflected in the statements of financial condition at December 31, 2010 and 2009 reasonably approximate the fair values for financial instruments in accordance with ASC No. 820, *Fair Value Measurements and Disclosures.* FASB ASC No. 820 establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB No. ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Quoted prices in active markets for assets or liabilities identical to the securities to be valued. If a Level 1 input is available, it must be used (Examples include NYSE, NASDAQ, etc.).
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

NOTE 2 - ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. (Examples would include independent valuations, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1), as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2010.

Advertising and Market Development

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the years ended December 31, 2010 and 2009 was $31,920 and $35,219, respectively.

Reclassifications

Certain amounts related to prior year's presentation have been reclassified to conform to current's year presentation.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2010	2009
Furniture and fixtures	$ 7,144	$ 7,144
Computers and equipment	40,775	25,047
Software	84,442	70,900
Leasehold improvements	1,577	1,577
	133,938	104,668
Less: Accumulated depreciation and amortization	(53,418)	(34,926)
Total property and equipment, net	$ 80,520	$ 69,742

Depreciation and amortization expense was $18,492 and $8,750 for the years ended December 31, 2010 and 2009, respectively.

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2010	2009
Employee benefits	$ 61,198	$ 37,319
Other	17,901	20,323
	$ 79,099	$ 57,642

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2010, the Company had net capital of $424,640 which was $393,107 in excess of the required minimum net capital of $31,533. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.11 to 1. At December 31, 2009, the Company had net capital of $325,427 which was $297,152 in excess of the required minimum net capital of $28,275. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.30 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority ("FINRA") and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has issued a subordinated note payable to an affiliate, CUSO Financial Services, Inc. The balance of the note at December 31, 2010 and 2009 was $250,000 plus accrued interest payable of $15,373 and $6,267, respectively. The note bears interest at 4.5% per annum, is unsecured, and all unpaid principal and interest is due in June 2014.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority. The subordinated liability is added to members' capital and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the year ended December 31, 2010, administrative and consulting services income was $12,887 and was included within backoffice service and technology fees revenue. For the year ended December 31, 2009, there was no administrative and consulting services income. For the years ended December 31, 2010 and 2009, the Company was charged $132,580 and $92,387, respectively, by CUSO for administrative and consulting services and were included within outside services and communication and technology expense. At December 31, 2010 and 2009, intercompany payable was $68,948 and $13,808, respectively, and was included within due to affiliate.

In 2005, the Company moved to a new facility and entered into a five year non-cancelable lease agreement with another related party, Black Diamond Services, Inc. The lease commenced on July 1, 2005 and expired June 30, 2010. This lease agreement was extended on July 1, 2010 and expires on June 30, 2015. Rent expense, net of sublease, was $7,097 and $8,701 for the years ended December 31, 2010 and 2009, respectively.

Since July 2007, CUSO has rented 2,540 square feet from the Company with a rent offset of approximately $4,281 per month. The term of the lease has been extended to June 30, 2015. Sublease income was $50,425 and $49,144 for the years ended December 31, 2010 and 2009, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Future minimum lease commitments under the non-cancelable operating lease and sublease are as follows:

Year Ending December 31,	Operating	Sublease	Total
2011	$ 59,248	$ (49,768)	$ 9,480
2012	61,026	(51,262)	9,764
2013	62,856	(52,799)	10,057
2014	64,742	(54,383)	10,359
2015	32,849	(27,593)	5,256
	$ 280,721	$ (235,805)	$ 44,916

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Asset Purchase Agreement ("APA")

Effective July 15, 2009, the Company entered into an agreement with Partnervest Financial Group, LLC ("PFG") to purchase a client list from its broker-dealer for $250,000 cash, a 15% equity ownership in the Company, which was valued at $100,000, and an agreement to pay certain amounts based on revenues for a period of three years from the date of purchase. The fair value of this earn-out obligation at July 15, 2009 was estimated to be approximately $330,000.

The total estimated value of the client list consists of the following at December 31:

	2010	2009
Client list	$ 678,751	$ 678,751
Less: accumulated amortization	(228,794)	(94,271)
	$ 449,957	$ 584,480

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

Expected future amortization of the client list is as follows:

Year Ending December 31,	Amount
2011	$ 128,559
2012	128,559
2013	128,559
2014	64,280
	$ 449,957

For the years ended December 31, 2010 and 2009, amortization expense was $134,523 and $94,271, respectively.

The fair value attributable to the client list as of the acquisition date was based on assumptions as determined by the Company. The client list has a finite life and is amortized using the straight-line method over its estimated useful life.

At December 31, 2010, the PFG membership interest was reduced from 15% to 10% based on APA representations and warranties, resulting in a $33,333 reduction in membership interest. Additionally, current industry trends, actual PFG operating results, and expected investment program led management to increase the expected life of the client list from 3 years to 5 years. Collectively, these items result in an earn-out obligation of $119,604 as of December 31, 2010. Earn-out obligation at December 31, 2009 was $169,506.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC No. 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 22, 2011.

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010 AND 2009

	2010	2009
Members' capital	$ 816,843	$ 843,005
Add: liabilities subordinated to the claims of general creditors	265,373	256,267
	1,082,216	1,099,272
Less non-allowable assets:		
Receivables from clearing firms	(16,656)	(1,958)
Client list, net	(449,957)	(584,480)
Other assets and deposits	(110,396)	(116,698)
Property and equipment, net	(80,520)	(69,742)
Non-allowable assets	(657,529)	(772,878)
Less: Other deductions and/or charges	(43)	(967)
Net capital before charges on security positions	424,644	325,427
Less haircuts on security positions:		
Securities	(4)	-
Net capital	$ 424,640	$ 325,427
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 31,533	$ 28,275
Net capital in excess of amount required	$ 393,107	$ 297,152
Aggregate indebtedness	$ 472,995	$ 424,133
Ratio of aggregate indebtedness to net capital	1.11 to 1	1.30 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2010 and 2009.

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

A computation of reserve requirement is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SORRENTO PACIFIC FINANCIAL, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Information relating to possession or control requirements is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

In planning and performing our audits of the financial statements of Sorrento Pacific Financial, LLC (the "Company") as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Sorrento Pacific Financial, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Sorrento Pacific Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sorrento Pacific Financial, LLC's management is responsible for Sorrento Pacific Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 22, 2011

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066046 FINRA DEC
SORRENTO PACIFIC FINANCIAL LLC 21*21
10455 SORRENTO VALLEY RD STE 101
SAN DIEGO CA 92121-1621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DAN KILROY 858-530-4419

2. A. General Assessment (item 2e from page 2) $ 2,524

B. Less payment made with SIPC-6 filed (exclude interest) (1,028)
7/29/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,496

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,496

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,496

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SORRENTO PACIFIC FINANCIAL, LLC
(Name of Corporation, Partnership or other organization)

Daniel Kilroy
(Authorized Signature)

SVP / CFO
(Title)

Dated the 22nd day of FEBRUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,579,262
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,682,893
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	870,013
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 16,639	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,656	
Enter the greater of line (i) or (ii)	16,639
Total deductions	4,569,545
2d. SIPC Net Operating Revenues	$ 1,009,718
2e. General Assessment @ .0025	$ 2,524 (to page 1, line 2.A.)